SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

August 23, 2023

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on August 23, 2023.

Payment of Dividend in kind

The Shareholders of Banco Macro S.A. are hereby informed that, pursuant to (i) the resolution adopted by the Shareholders’ General and Special Meeting held on April 25th 2023, (ii) Communique “A” 7719 granting the financial entities authorized by the Central Bank of the Republic of Argentina the powers to distribute earnings in 6 equal, monthly and consecutive instalments, (iii) the authorization by the Superintendence of Financial and Exchange Entities of the Central Bank of the Republic of Argentina obtained last May 12th, and (iv) the decision made by the Board of Directors at its meeting held on May 17th 2023, Banco Macro S.A. shall proceed to make available and pay to its shareholders instalment No. 5 of the dividend by the delivery of 57,780,007.29 nominal values of Bono de la Nación Argentina en Moneda Dual (Argentina's Dual Currency Public Bond) due 30 April 2024, at a nominal value ratio of 0.090364084 of the above mentioned bond per each share of nominal value AR$ 1 of the Company, which represents 1,955.98% of the capital stock of AR$ 639,413,408. Fractions under 1 shall be liquidated in Pesos, at the closing price on the Record Date.

Availability Date: 09/01/2023

Record Date: 08/29/2023

As to the total amount of dividends to be distributed, please be advised that such amount is subject to a 7% tax withholding under section 97 of the Argentine Income Tax Law, as revised in 2019.

Holders of American Depositary Receipts (ADRs) shall receive such dividend in accordance with the relevant depositary agreement through The Bank of New York Mellon, as depositary agent of the underlying Class B Shares of such certificates as of the relevant date pursuant to the rules applicable in the jurisdiction in which such ADRs of the Company are listed.

Such dividend shall be available as of the above stated date, at Caja de Valores S.A. located at 25 de Mayo 362, Autonomous City of Buenos Aires, Mondays to Fridays, from 10:00 am to 3:00 pm.

All shareholders who hold their shares within the Stock Ledger kept by Caja de Valores S.A. on the Company’s account shall contact Banco Macro S.A. –at the email address productosfinancieros@macro.com.ar- for additional information on the applicable procedure as to the availability of the Bonds as dividend in kind.

Jorge F. Scarinci

Head of Market Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 23, 2023

MACRO BANK INC.

By:	/s/ Jorge F. Scarinci
Name: Jorge F. Scarinci
Title: Chief Financial Officer